FILING PURSUANT TO RULE 425 FILER: K2 INC. SUBJECT COMPANY: RAWLINGS SPORTING GOODS COMPANY, INC. COMMISSION FILE NO. 0-24450

This filing relates to the proposed merger between K2 Inc. (the “Company”) and Rawlings Sporting Goods Company, Inc. (“Rawlings”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2002, among the Company, Rawlings and Lara Acquisition Sub, Inc.

On March 24, 2003, the Company issued the following press release regarding the proposed merger described above:

Los Angeles, California—March 24, 2003— K2 Inc. (NYSE:KTO) today announced that certain consents and approvals related to the proposed merger with Rawlings Sporting Goods Company, Inc. (NASDAQ NM: RAWL) have been obtained, including the consent of a key Rawlings commercial partner and the amendment of another important Rawlings commercial agreement. The consent relates to Rawlings’ agreement with Major League Baseball. K2 now expects to close the merger with Rawlings on Wednesday, March 26, after conclusion of the K2 and Rawlings stockholder meetings to vote on the transaction.

K2 Inc. is a leading designer, manufacturer and marketer of brand name sporting goods, recreational and industrial products. The company’s sporting goods and recreational products include well-known names such as K2 and Olin alpine skis, K2, Ride and Morrow snowboards, boots and bindings, K2 in-line skates, Stearns sports equipment, Shakespeare and Pflueger fishing tackle, K2bikes, and Dana Design backpacks. K2’s other recreational products include Planet Earth apparel, Adio skateboard shoes and Hilton corporate casuals. K2’s industrial products include Shakespeare extruded monofilaments, marine antennas and fiberglass light poles.

STOCKHOLDERS OF K2 INC. AND RAWLINGS SPORTING GOODS COMPANY, INC. ARE URGED TO READ THE REGISTRATION STATEMENT RELATING TO THE PROPOSED MERGER, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the these documents filed by K2 Inc. with the Securities and Exchange Commission (the “SEC”) also may be obtained free of cost on the SEC’s website, http://www.sec.gov, or upon oral or written request to: John J. Rangel, Senior Vice President-Finance at K2 Inc., telephone number (323) 890-5830 or at jrangel@k2inc.net.

K2 Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies of K2 Inc. stockholders in connection with the proposed merger. A detailed list of the names, affiliations and interests of the participants in the solicitation is set forth in the joint proxy statement filed with the SEC.

This news release includes forward-looking statements. K2 cautions that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies’ ability to complete the merger and successfully integrate the two companies, global economic conditions, product demand, financial market performance, and other risks described in the company’s annual report on Form 10-K as filed with the Securities and Exchange Commission.

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